LAW OFFICES OF THOMAS G. AMON
500 Fifth Avenue, Suite 1650
New York, NY 10110
-------
Tel: (212) 810-2430
Fax: (212) 810-2427

September 25, 2006

Jeffrey P. Riedler
Assistant Director
United States Securities and
Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Re:	CYBRA Corporation; Form SB-2 Registration
Statement; File No. 333-135068; Comment Letter
Dated August 24, 2006 (the “Comment Letter”)

Dear Mr. Riedler:

On behalf of CYBRA Corporation (the “Company”), we herewith respond to the Comment Letter. References are to each numbered comment from the Comment Letter.

Comments Applicable to the Entire Document

1.	In response to the Staff’s comments:

•
The private placement of the notes and warrants was, in large part, undertaken in order to pay for the repurchase of preferred shares from Monarch Marking Systems, Inc. which first presented itself in 2005. The Company could not fund this purchase itself. The initial payment, which was required to be made quickly, was financed a bridge loan from by Mssrs. Babad and Rothman and by utilizing the Company’s business line of credit. Since this opportunity was presented to the Company in late 2005, the Company had a short period of time to raise the funds required to cover the initial advance and then to repay this bridge loan. Subsequently, the Private Placement was implemented to repay these funds, to provide working capital for the RFID development and roll-out and, in part, to finance the next tranche of 250,000 plus interest due in 2006.

•	Each Convertible Debenture and each of the two warrant instruments contains the “Maximum One Holder Exercise Limitation,” i.e. a provision whereby the holder may not convert the principal (or accrued interest) of the note or exercised the warrants if such conversion or exercise will cause the holder to become a beneficial owner of more that 4.99% of the outstanding shares of the common stock on the date of conversion or exercise. While technically holders of the notes could serially convert notes so as to never exceed the 4.99% threshold, in our experience, this is highly unlikely in practice as doing so would possibly involve violations of Regulation 13D, and possibly other rules and regulations uder the 1933 and 1934 Acts.

•
The net proceeds from the Private Placement were about $2,000,000; the proceeds from the placement included $200,000 from “friends and family” related parties as well as the reinvestment by the finders of their fees.

•	The principal investors in this placement were institutional investors accounting for over 50% of total sales. As noted, an additional $200,000 was purchased by relatives of an officer of the Company.

•	The reference to “intermediaries holding the warrants” was in error.

In summary, we reiterate that, the substance of the transaction in question is a typical PIPE (a) lacking the fundamental feature of a direct public offering - the certainty that the money will indeed be received by the issuer if the offering is successful, and (b) where, in practical terms, a significant number of shares of common stock, but not nearly the number actually registered for resale, may end up being resold to the public within a time horizon during which the PIPE investors may be considered underwriters.

Prospectus Cover Page

2.	The disclosure of the fixed price on the cover page and elsewhere has been added in response to the Staff’s comments.

3.	The cross-reference has been revised in response to the Staff’s comment.

4.	The two parentheticals have been deleted.

5.	The discussion has been revised as follows:

The Shares which may be sold will initially be sold at a fixed price of $0.50 per share until such time as a market develops for the Company’s shares. If a market develops, the shares may be sold at prevailing market prices or privately negotiated prices.

6.	The supporting documents are being provided herewith supplementally marked and keyed to disclosure in this Amendment No. 2. at pages 29-30.

Risks Factors - page 11

7. - 8.	We have included as Exhibits to this Amendment copies of material Agreements with the three customers referenced, Manhattan Associates, SSA Global, Apparel Business Systems, and Vormittag Associates.

We are subject to control by officers and management and there could be conflicts of interest with management which may be adverse to your interests - page 11

9.	This discussion has been expanded in response to the Staff’s comment.

10.	We have deleted the word “likely”.

Selling Shareholders - page 13

11. - 14.
We have expanded the discussion to explain the circumstances of the sales to these investors. We have clarified this disclosure in response to the Staff’s comment to more clearly differentiate shares acquired in the private placement and those acquired in connection with the Debenture Offering.

Management - page 18

15.	We have expanded the discussion to more precisely list the five year employment histories for Mssrs. Orland and Gaughel and to indicate the time devoted to Company business by Mr. Robert Roskow.

Summary Compensation Table - page 21

16.	We have expanded the FN to show the information required by Item 402 of Regulation S-B.

17.	Please refer to page 3G, “Certain Relationships and Related Transactions”.

Directors to be appointed - Page 21

18. - 20.	The disclosure of the relationship between Sam and Matt Rothman, which was previously at the end of Matt Rothman’s biography, has been moved to a new paragraph as follows:

Mssrs. Sholom Babad and Sam Rothman acted as finders in connection with the placement of the debentures for which they received a fee consisting of $250,000, which was invested in debentures. Mssrs. Babad and Rothman also loaned an aggregate of $181,000 to the Company in order to facilitate the representation of preferred shares from Paxar Americas, Inc. (f/k/a Monarch Marking Systems, Inc.). See “Description of Securities”. Mr. Rothman’s son, Matt Rothman, is a designee to the Board of Directors. See “Management - Directors to be Appointed”.

“Investor Donna Meyer Reich is the wife of Sheldon Reich the Company’s Vice President - Marketing and a Director, and Samuel Akivah Reich is his brother.”

Principal Stockholders and Holdings of Management - page 20

20.	The circumstances of the retirement of the Monarch shares have been added as follows:

Does not include Class A and B shares of preferred stock which were repurchased by the Company from Paxar Americas, Inc. (f/k/a Monarch Marking Systems, Inc.) in September 2005. In the summer of 2005, Monarch approached the Company and asked that its investment in the Company, which was made in 1998 be reduced or retired. Monarch agreed to do so at a significant discount if the transaction could be completed by the end of 2005, at which time the shares were subject to mandatory redemption at par, plus accrued dividend. The transaction closed in October 2005. Funds were provided, in part, to the Company by Mssrs. Rothman and Babad by means of a loan which was repaid out of the proceeds of the debenture placement.

Business - page 24

21. - 22.	We have clarified the disclosures as follows:

“CYBRA principally sells its products to software manufacturers who integrate the Company’s software into their products for resale to others. The Company also sells its products directly to end users. Sales to one such customer, Manhattan Associates, accounted for more than 10% of sales during the past two years and the six month period ended June 30, 2006, as follows:

		Sales to Manhattan
	Total Sales	Associates

2004	$1,804,178	$226,961
2005	1,778,895	$337,989
Ended June, 30 2006	787,878	$110,138”

The Market - page 29

23.	We have revised the disclosures as follows:

Among the most significant bar code printing software companies with which we anticipate competing are Loftware, Inc. of Portsmouth, NH and Teklynx of Milwaukee, WI on the Windows platform and Unibar of Rochester Hills, MI on the Unix and Linux platforms.

We are also providing supplemental material which supports the statements contained in this section and is keyed to each statement.

Competition - page 31

24.	We have revised the section to read as follows:

“We expect to compete with companies such as IBM, HP, SUN and Cisco for RFID integration business. For RFID tag reading software, we anticipate going up against Oat systems of Waltham, MA and Globe Range of Richardson, TX, among other on the Unix and Linux platform.”

Exhibit 23.1

25.	A currently dated and signed consent of Bernstein & Pinchuk, LLP has been included in this Amendment.

Financial Statements

26.	Updated financials to June 30, 2006 are included in this Amendment.

Note 1 - Summary of Significant Accounting Policies Software Costs - page F-5

27.
We have revised the software cost disclosures in the comparative financial statements for the years ended December 31, 3005 and 2004 to clarify the total research and development costs for the periods. The disclosure for the six months ended June 30, 2006 and 2005 also includes the total expense as part of the disclosure.

Note 6 - Notes Payable - page F-11

28.
The disclosure in the comparative financial statements for the years ended December 31, 2005 and 2004 has been revised to clarify that imputed interest has been accrued on the interest free advance. The disclosures also indicate that the accrued but never paid interest was written off as a reduction of finders’ fees.

Please contact the undersigned (212-810-2430, Ext. 300) should you require additional information.

Very truly yours,

/s/ Thomas G. Amon

Thomas G. Amon

cc:	CYBRA Corporation
Bernstein & Pinchuk, LLP